

ANNUAL REPORT

AnJeDa Fitness, Inc.,

OVERVIEW

AnJeDa Fitness, Inc. is a Delaware corporation which was formed November 3, 2015 (and is doing business as From Fat to Finish Line) with principal place of business at 312 Arizona Avenue #339, Santa Monica, CA 90401

Website Address

www.fattofinish.com

This Annual Report is dated April 26, 2017.

THE COMPANY AND ITS BUSINESS

The company's business

AnJeDa Fitness, Inc. (the "Company") was formed on November 3, 2015 in Delaware. The Company does business under its trademarked name, From Fat to Finish Line. From Fat to Finish Line is a fitness community and resource hub for runners who use or would like to use running as a tool for weight loss. The Company provides and manages an online forum for like-minded people to meet and interact, and includes training plans, branded merchandise and accompanying support through various delivery means both digitally and in person. The Company plans to offer a subscription program which will provide branded content, training plans, personal coaching and in-person meetings at athletic events. We believe that there are a significant and growing number of overweight runners who are underserved by the existing exercise and fitness marketplace and become discouraged from starting or continuing a fitness or weight loss exercise program.

Membership Model: The membership model generates revenue from users paying an access fee each month/year for access to special events, content and merchandise.

Sponsorship Model: The sponsorship model generates revenue as sponsors or advertisers pay for access to web pages, e-mail materials, and in the future, sponsored app screens.

Additionally, the company should receive revenues from affiliate referral programs whereby the company refers suppliers to our audience who then convert to purchasers and its own branded merchandise sales.

Further information about the Company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit A to the Form C.

Legal Proceedings: There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property: We hold a trademark for the use of the name "From Fat to Finish Line" in connection with our business as well as the rights to make sequels or related media projects to the full-length documentary film "From Fat to Finish Line" which is currently available on Netflix and other media outlets.

RECENT OFFERING

AnJeDa Fitness, Inc. authorized the offering of up to One Million (1,000,000) shares of its Class A Common Stock to be offered according to Reg. CF. The offering will continue until the earlier of July 16, 2017 or the date when all the shares have been sold. The shares will be priced at One Dollar ($1.00) per share for the first ten (10) days of the offering, and thereafter at One Dollar Twenty-Five Cents ($1.25) per share.

Our target offering amount is Fifty Thousand Dollars ($50,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $50,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline. Oversubscriptions will be allocated on a first come, first served basis.

There is currently no trading market for our common stock, although one has been announced, we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities."

Officers and directors

Angela J. Lee - Chief Executive Officer, Director

- Role in the Company.
  - o Angela is responsible for the strategic direction of the Company, and managing the executive team and founders. Angela is the primary contact person for business relations and vendors.
  - o Angela has been with From Fat to Finish Line from November 2015 – Present
- Other Business Experience in Past Three Years.
  - o Media Meld Studios April 2009 – December 1, 2015
    - President
    - Principal Business, Entertainment

Jennifer Roe - Chief Marketing Officer, Director

- Role in the Company.
    - Jennifer is responsible for customer development, community interface, social media outreach, branding, marketing and partnerships. Jennifer is the primary contact person for media relations.
    - Jennifer has been with From Fat to Finish Line from November 2015 – Present
- Other Business Experience in Past Three Years.
    - Media Meld Studios April 2009 – December 1, 2015
        - Executive Vice President of Development
        - Principal Business: Entertainment
    - Tri-Star Products, October 2011 - February 2015
        - Social Media Marketing/Content Creator
        - Principal Business: Consumer Products

Cynthia Akey - Chief Operating Officer

- Role in the Company.
    - Cynthia is principally responsible for electronic communications, content creation, travel and event coordination, and vendor and supplier management.
    - Cynthia has been with From Fat to Finish Line from March 2016 - Present.
- Other Business Experience in Past Three Years.
    - Cynergy Wellness, October 2005 – Present
        - Owner
        - Principal business - Yoga Instructor and Personal Trainer
    - Milwaukee Montessori School January 2014 – December 2014
        - Director of Communications and Marketing
        - Principal business – Private primary school: pre-school through 8th grade
    - WUWM 89.7 FM – Milwaukee Public Radio, October 2005 – January 2013
        - Marketing Specialist
        - Principal business –public radio station in metro-Milwaukee

Karen Curtis - Chief Technical Officer

- Role in the Company.
    - Karen is responsible for overseeing all technical aspects of the company, including driving the company's technical vision and leading all aspects of the company's technological development. She is responsible for all platform selections, technical designs, and the development methodologies. Karen has been with From Fat to Finish Line from January 2016-Present.
- Other Business Experience in Past Three Years.
    - Zeevo Group LLC, January 2016-Present
        - Principal
        - Primary Business: Business and IT consulting for aviation finance companies
    - International Lease Finance Corporation, June 2004-January 2016
        - Vice President, Enterprise Architecture
        - Principal business: aircraft leasing to commercial airlines

Paul "David" Johnson – Director and Chairman of the Board

- Role in the Company.
    - Dave is responsible for managing the Company's legal affairs, interfacing with Tech Coast Angels (a local angel investment group), and consulting with the executive team on strategy, marketing and sales.
    - Dave has been with From Fat to Finish Line from November 2015 – Present
- Other Business Experience in Past Three Years.
    - American Airlines, Inc., April 2015 - Present
        - Boeing 737 Captain
        - Principal Business: Major US Airline engaged in commercial air transportation.
    - Aviation Worldwide, MedAire, Inc. January 2014 - February 2015
        - Managing Director
        - Principal Business: Medical advice and support to aircraft and yacht operators.
    - Willis Lease Finance May 2011 - October 2013
        - Senior Vice President, Sales and Marketing
        - Principal business: Commercial aircraft engine leasing and finance.

Additional team members

The Company does not currently have employees. It engages independent contractors for specific tasks on an as-needed basis. The following consultants have been added to the team.

Rik Akey – Head Coach Rik is responsible for creating and coordinating the implementation of training programs for members and participants.

Tammy Rones – Fitness Product and Program Development Director Tammy is responsible for creating and implementing training curriculum and programs for running coaches and mentors as well as developing tools, resources and content for our members and customers.

David Grim – Creative Director - David is responsible for overseeing all branding and design and developing the creative brief process to ensure consistency across everything from logo and color scheme to merchandise, digital presence and events.

Nora Breuker – Community Impact Director Nora is responsible for creating a meaningful and positive impact on members, customers and the public. She developed and manages moderation guidelines and the team of volunteer moderators for the online community.

Indebtedness and Related party transactions

The Company has entered into the following related party transactions:

- Convertible notes between the Company and Paul D. Johnson totaling $125,000; and
- Convertible notes between Company and Angela J. Lee totaling $113,750

- As of April 26, 2017, we sold 63,616 shares of Class A Common Stock for total proceeds of $70,042.25 under Title III Regulation Crowd Funding. On March 22, 2017 $58,298.04 were closed and disbursed to the company. The campaign continues through July 16, 2017. The proceeds are being used as described in the Offering Documents

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company's shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this Form C, before purchasing our shares. If one or more of the potential events described below as risks actually occurs, our operating results and our financial condition will likely suffer and the value of your shares could decrease significantly, causing you to lose some or all of your investment.

These are the principal risks that relate to the Company and its business:

Limited Operating History: The Company is a startup and has no operating history. The Company is subject to all of the risks inherent in a new business enterprise. Ongoing acceptance of its social community concept is uncertain, and no assurance can be given that the Company will be able to successfully execute its business plan or achieve profitability on a sustained basis. The Company is not yet generating revenue from its operations and its revenues from merchandise sales are limited and cannot support operations.

Unproven Concept; New Product and Service: The Company is focusing on the underserved demographic of overweight runners. Although this target market is underserved, there is no guarantee that our products will appeal to its members. Some of our product offerings, such as the "Run Your First Mile," are new and unique with a short performance history.

Small Core Team: Our success and future growth depends to a significant degree on the skills and continued services of a small core management team, which consists of five people, only three of whom are devoting full-time efforts to the Company. Several of our team members have other professions which could at any time limit our members' ability to contribute to the Company.

Cash Burn: The Company has limited cash on hand and may run out of cash before we can launch our product. Our founders have invested a total of $238,750 in the Company and we have received nearly $60,000 from stock sold, of which $34,000 remains. The funds have been used primarily to support content development, sales and operations infrastructure development, customer acquisition and employee travel and salaries. However, early investments were made in mobile applications and website functions that failed to operate to specifications and the Company has been forced to invest further capital in revising these applications and functions. The Company is not generating revenue from operations and revenues from merchandise sales cannot support operations. If we do not raise sufficient capital in the offering or through other methods of capital raising, the Company will not be able to continue operations.

Future Capital Needs: The Company may seek in the future to raise substantial additional funds through debt or equity financings, or otherwise. No party is obligated to provide financing to the Company and there can be no assurance that any such additional funding will be available, or, if available, that it will be on reasonable terms. If adequate additional funds are not available, the Company may be required to delay, reduce the scope of, or eliminate some of the implementation of its business strategy.

Competition: Several significant competitors are in demographics adjacent to the Company's target demographic. While these competitors are focused on very fit and highly competitive runners, they could expand into the Company's market and could quickly capture a significant portion of that market as a result of their more extensive operating history, established branding recognition, and greater access to capital.

Valuation set by Founders: The Company's valuation was set by its founders and has not been verified in the market. The founders based the valuation on their best understanding of the Company's financial potential, but the founders do not have experience in valuing startups. The Company's actual value may be significantly less than the valuation set by its founders and if that is the case, the value of your investment will also be significantly less than anticipated.

Privacy and Hacking: The Company may collect some personal data from its members and users. While the Company will use reasonable efforts to maintain the privacy of its members and users, the Company cannot guarantee that this personal data will not be hacked by third parties and used to the detriment of the Company's members and users. If a privacy breach occurs, the Company's prospects could be severely impaired.

Risk of lower than expected growth and membership uptake. The Company's success is largely dependent on membership growth. The Company may not be able to attract a membership sufficient to support the Company's projected growth as set forth in the business plan. The successful implementation of the Company's business plan depends upon numerous additional factors, including, among others, the ability of management to attract the necessary capital, to develop the management and operational team capable of carrying out the business plan, and to generate the sales revenues and levels of profitability forecast in the business plan. While the business plan and the financial forecasts contained therein are believed by management to be based upon assumptions that are reasonable, there can be no assurance that the objectives established in the business plan will in fact be met, that the Company will be profitable, or that the levels of any revenues, profitability and/or cash flows referred to in the business plan will in fact be attained. As implementation of any business plan continues over time, there are inevitably changes in direction and strategy that will be adopted by management based upon actual experience in commencing or operating a business. Thus, there can be no assurance that the actual manner in which the business of the

Company is conducted and the results of the Company's operations will not vary significantly from the business plan.

REGULATORY INFORMATION The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership Principal Securities Holders

The Company's founders collectively own 4,500,000 shares of the Company's Class F Common Stock (see discussion below), which constitutes all the outstanding shares of Class F Common Stock. These shares have been issued pursuant to a restricted stock purchase agreement.

The founders' respective percentage ownership interests are as follows:

Angela J. Lee	47.25%
Jennifer D. Roe	36.75%
Paul D. Johnson	16.00%

As of the date of the Company's financial statement set forth in Exhibit A (December 31, 2016), none of the Class A Common Stock had been issued. However, since March 22, 2017, the Company has sold 63,616 shares of Class A Common Stock as detailed above.

In addition, the Company had issued a total of 1,665,000 warrants to certain independent contractors in exchange for services rendered. These warrants were scheduled to vest over time and entitled each holder to purchase from the Company shares of the capital stock issued to investors in the Company's next capital raise in the amount of $1,000,000 or more, or shares of the Company's Class A Common Stock.

However, effective as of January 9, 2017 the Company and certain of its warrant holders agreed to cancel their warrant agreements representing a total of 1,312,500 warrants, in lieu of which the Company issued to those individuals a total of 1,312,500 shares of restricted Class A Common Stock with the same vesting schedules as the warrants.

The remaining warrants, of which 312,500 have vested, will remain in full force and effect.

In March 2017 the Company issued an additional 150,000 shares of restricted Class A Common Stock to certain independent contractors in exchange for services rendered. These shares are scheduled to vest over time.

Classes of securities

The Company has authorized 7,500,000 shares of Class A Common Stock and 4,500,000 shares of Class F Common Stock. The rights, preferences and privileges of these two classes of stock are summarized below:

Class F Common Stock:

- o Each share of Class F Common Stock, which is reserved for issuance to the Company's founders, is entitled to ten (10) votes for any matter that is submitted to a vote by the shareholders of the Company;
- o The consent of the holders of a majority of the Class F Common Stock is required in order for the Company to take certain actions such as adversely changing the rights, preferences and privileges of the Class F Common Stock; increasing or decreasing the authorized number of shares of Class F Common Stock; liquidating, merging, selling or dissolving the Company, increasing the size of the Board of Directors, and declaring and paying dividends or other distributions; and
- o The Class F Common Stock is convertible on a 1:1 basis into Class A Common Stock, at any time at the option of the shareholder.
- o Holders of Class F Common Stock will receive dividends only if declared by the Board of Directors, on a *pari passu* (equal) basis with the holders of Class A Common Stock.

Class A Common Stock:

- o Each share of Class A Common Stock is entitled to one (1) vote for any matter that is submitted to a vote by the shareholders of the Company
- o Holders of Class A Common Stock will receive dividends only if declared by the Board of Directors, on a *pari passu* (equal) basis with the holders of Class F Common Stock.

What it means to be a minority holder

As an investor in the Company through the offering, you will be a minority holder of Class A Common Stock. This means that your voting power is minimal and you are highly unlikely to have any influence on the outcome of any matters that are put to the vote of the Company's shareholders. Consequently, the Company may take actions that you do not agree with, such as the appointment of new management, a material change in the Company's business model, the issuance of new classes of stock to new investors which dilutes your percentage ownership in the Company, or the sale, merger or dissolution of the Company.

Dilution

The Company will likely need to raise additional capital to support its operations. Accordingly, we may need to conduct further issuances of equity to additional investors, thereby diluting (decreasing) your ownership percentage in the Company. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the overall value of the Company might increase. You will effectively own a smaller piece of a larger company.

This increase in the number of shares issued and outstanding could result from a stock offering, such as an IPO, another crowdfunding round, a venture capital investment or an angel investment, employees exercising stock options, warrant holders exercising their warrants, and by the founders converting their existing convertible debt into equity.

If we issue more shares, you could experience value dilution, with each share being worth less than before. The type of dilution that hurts early stage investors the most occurs when a company sells more shares in a "down round," in which the company has a lower valuation than in earlier offerings.

Transferability of securities

Under U.S. securities laws, during the first year that you own the Class A Common Stock, your shares can only be resold under the following circumstances:

- In an IPO;

- To the Company;

- To an accredited investor; or

- To a member of your family or the equivalent, to a trust controlled by you, to a trust created for the benefit of a member of your family or the equivalent, or in connection with your death or divorce or other similar circumstance.

On January 24, 2017 StartEngine announced the creation of a secondary market to buy and sell shares in Reg CF and Reg A+ securities however, it has not yet launched.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending December 31, 2016 can be found in Exhibit A.

Financial condition

Results of operations
The Company has only recently begun operations, income is limited to test sales of branded merchandise, resulting in $1,871 (non-material) revenues.

Financial milestones
The continuation of the Company as a going concern able to generate profitable operations is dependent upon the continued financial support of its management and its ability to identify and obtain necessary debt or equity financing. Due to the uncertainty of the Company's ability to obtain such financing, the Company is not able at this time to establish financial milestones.

Liquidity and capital resources
As of December 31, 2016 the Company had $16,597 in cash proceeds from convertible debt issued to its founders. The Company does not have any prospects for increasing its cash

position except through the crowdfunding offering and through non-material merchandise sales. The Company's level of operations is directly dependent on the Company's ability to obtain financing through the offering and/or through future offerings.

The Company holds a credit card with a $9,000 line of credit, and an unpaid balance as of the date of this report of $4,027. The Company has no other capital resources.

Indebtedness

The Company's indebtedness is as follows:

- $125,000 in convertible debt payable to Paul D. Johnson; and
- $113,750 in convertible debt payable to Angela J. Lee.

Terms of the above debt: 8.25% interest, 20% discount, $2.5M valuation cap, Conversion on $1,000,000 equity raise, default interest 12%, Delaware law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We have not yet generated any real revenue and do not expect to do so until after the equity crowdfunding campaign closes. We are currently focused on growth of our community at the free membership level. Premium level membership (annual recurring revenue) is expected to be introduced in Q3 of 2017.

A small amount of revenue was generated in October 2016 when some branded merchandise test sales were done to determine its validity as a revenue stream. The test was successful and product was ordered which is detailed as inventory on our balance sheet. The online store was opened in April 2017.

REGULATORY INFORMATION

Disqualification

None

Compliance failure

The Company has not conducted or attempted to conduct any prior offerings under Reg CF.

SIGNATURES

Pursuant to the requirements of Regulation CF, the issuer has caused this report to be signed on its behalf by the undersigned., thereunto duly authorized, in the City of Los Angeles, State of California, on April 26, 2017.

ANJEDA FITNESS INC.

By: /Angela Lee/
        Angela Lee
        Chief Executive Officer

EXHIBIT A

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR [COMPANY]

AnJeDa Fitness, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

For the Year Ended December 31, 2016 and the Period from November 3, 2015 (Inception) to December 31, 2015

AnJeDa Fitness, Inc.
Index to Financial Statements
(Unaudited)



LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
T EL (818)789-0265 F AX (818) 789-3949

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AnJeDa Fitness, Inc.

We have reviewed the accompanying financial statements of AnJeDa Fitness, Inc. (the "Company"), a Delaware corporation which comprise the balance sheets as of December 31, 2016 and December 31, 2015, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2016 and the period from November 3, 2015 (Inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Lichter, Yu + Associates

Woodland Hills, California
April 26, 2017


AnJeDa Fitness, Inc.
Balance Sheets
December 31, 2016 and 2015
(Unaudited)


		December 31, 2016		December 31, 2015
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	16,597	$	86,000
Inventory		7,712		-
Prepaid expenses		230,000		35,000
Other assets		4,070		-
TOTAL CURRENT ASSETS		258,379		121,000
NON-CURRENT ASSETS				
Fixed assets, net		4,353		-
Intangible assets, net		55,500		-
Prepaid expenses		221,667		20,000
TOTAL NON-CURRENT ASSETS		281,520		20,000
TOTAL ASSETS	$	539,899	$	141,000
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	8,029	$	1,824
Accrued interest		11,071		-
Loans from stockholders		105,974		3,758
TOTAL CURRENT LIABILITIES		125,074		5,582
NON-CURRENT LIABILITIES				
Convertible notes payable to stockholders		143,500		101,000
TOTAL NON-CURRENT LIABILITIES		143,500		101,000
TOTAL LIABILITIES		268,574		106,582
STOCKHOLDERS' EQUITY				
Common stock, $.0001 par value, 7,500,000 shares authorized,				
4,500,000 shares issued and outstanding		450		450
Additional paid-in capital		685,000		40,000
Subscriptions receivable		(450)		(450)
Accumulated deficit		(413,675)		(5,582)
TOTAL STOCKHOLDERS' EQUITY		271,325		34,418
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	539,899	$	141,000


See accompanying independent accountants' review report and notes to the financial statements


AnJeDa Fitness, Inc.
Statements of Operations
(Unaudited)

	For the Year Ended December 31, 2016	November 3, 2015 (Inception) to December 31, 2015
Revenues	$ 1,871	$ -
Cost of revenues	923	-
Gross profit (loss)	948	-
Operating expenses		
General and administrative	305,796	5,582
Marketing	15,585	-
Rent	2,925	-
Depreciation expense	159	-
Professional expenses	24,655	-
	349,120	5,582
Loss from operations	(348,172)	(5,582)
Other Income (Expense)		
Interest income	9	-
Interest expense	(11,441)	-
Total other expenses	(11,432)	-
Loss from operations before income taxes	(359,604)	(5,582)
Provision for income taxes	800	-
Net Loss	$ (360,404)	$ (5,582)
Net loss per share		
Basic and Diluted:	$ (0.077)	$ (0.001)

Weighted average number of shares used in computing basic and diluted net loss per share:

Basic	4,500,000	4,500,000
Diluted	4,500,000	4,500,000

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
Statements of Stockholders' Equity
For the Year Ended December 31, 2016 and the Period From November 3, 2015 (Inception) to December 31, 2015
(Unaudited)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity
Inception	-	$ -	$ -	$ -	$ -	$ -
Sale of common stock	4,500,000	450	-	(450)	-	-
Warrants issued for services to be provided	-	-	40,000	-	-	40,000
Net loss December 31, 2015	-	-	-	-	(5,582)	(5,582)
Balance at December 31, 2015	4,500,000	450	40,000	(450)	(5,582)	34,418
Warrants issued for services to be provided	-	-	645,000	-	-	645,000
Deemed dividend	-	-	-	-	(47,689)	(47,689)
Net loss for the year ended December 31, 2016	-	-	-	-	(360,404)	(360,404)
Balance at December 31, 2016	4,500,000	$ 450	$ 685,000	$ (450)	$ (413,675)	$ 271,325

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2015		November 3, 2015 (Inception) to December 31, 2015	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$	(360,404)	$	(5,582)
Adjustments to reconcile net loss to				
net cash used in operating activities				
Depreciation expense		159		
Warrant expense		233,333		-
Expenses paid by acquired entity		4,086		-
Changes in assets and liabilities:				
Inventory		(7,712)		-
Other assets		(4,070)		(15,000)
Accounts payable and accrued expenses		17,276		1,824
Net cash used in operating activities		(117,332)		(18,758)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash acquired from acquisition		5,429		-
Net cash provided by investing activities		5,429		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan from stockholder		-		3,758
Proceeds from issuance of convertible notes		42,500		101,000
Net cash provided by financing activities		42,500		104,758
NET (DECREASE) INCREASE IN CASH		(69,403)		86,000
CASH AT THE BEGINNING OF THE PERIOD		86,000		-
CASH AT THE END OF THE PERIOD	$	16,597	$	86,000

Supplemental disclosure of cashflow information:

Interest payments	$	11,441	$	-
Income taxes paid	$	800	$	-

Non- cash investing and financing activities:

Issuance of warrants	$	645,000	$	40,000
Deemed dividend	$	47,689	$	-

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note A –Organization

AnJeDa Fitness, Inc. ('the Company) was formed on November 3, 2015 in Delaware. The Company does business as its trademarked name, From Fat to Finish Line. From Fat to Finish Line is a fitness community and resource hub for runners who have, or would like to use, running as a tool for weight loss. The company provides training plans and accompanying support through various delivery means both digitally and in person.

Transfer of Assets and Liabilities

On December 31, 2016, the managing members of From Fat to Finish Line, LLC (the "LLC") who are also officers and shareholders of the Company agreed to transfer the assets and liabilities to AnJeDa. The Company recognized the assets and liabilities at their historical carrying amounts as of December 31, 2016. The difference in the total assets and liabilities received offset an equity distribution.

Description		Amount
Cash	$	5,429
Fixed assets, net		4,512
Intangible assets, net		55,300
Loans payable to related parties		(105,974)
Payable to AnJeDa		(7,156)
Deemed dividend	$	(47,889)

Going Concern

The Company relies heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its management, and its ability to identify future investment opportunities and obtain the necessary debt or equity financing, and generating profitable operations from the Company's future operations. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note B – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ significantly from those estimates. The estimates underlying the Company's financial statements relate to, among other things, the accrued expenses and the valuation of long-lived assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. They are carried at cost, plus accrued interest, which approximates fair value due to the short-term nature of those instruments.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of December 31, 2016, inventory only consisted of finished goods.

Fixed Assets

Fixed assets are carried at cost. Depreciation on fixed assets is provided principally on the straight line method. Estimated useful lives range from 3 to 5 years. Expenditures for major renewals and betterments which extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

The components of fixed assets consist of the following as of December 31, 2016. There were no fixed assets as of December 31, 2015.

	12/31/16
Computer equipment and software	$ 5,724
Less: accumulated depreciation and amortization	(1,371)
	$ 4,353

Fixed assets were acquired from the LLC on December 31, 2016. Depreciation expense for 2016 was $159.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by FASB also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, Income Taxes, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Advertising Costs

The Company uses only non-direct response advertising. All advertising costs are charged to expense as incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exist, delivery has occurred, the fee is fixed or determinable and collectability is probable. Revenue is generally recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Costs of Revenue

Costs of revenue include payroll and payroll taxes, commissions, supplies and costs of inventory sold during the period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions.

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: trends in the gaming community, changes in social online community trends, technological advances, competition, governmental policy and/or regulatory changes. These adverse conditions could effect on the Company's financial condition and the results of its operations.

Contingencies

Loss contingencies, including litigation related contingencies, are included in the Statements of Operations when the Company concludes that a loss is both probable and reasonably estimable. Legal fees related to litigation related matters are expensed as incurred and included in the Statement of Operations under the General and administrative line item. No amount for loss was recorded for the year ended December 31, 2016 and the period from November 3, 2015 (inception) to December 31, 2015.

Earnings per Share

Basic earnings per share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the fiscal period. Diluted earnings per share are based on the weighted average number of common shares outstanding plus, where applicable, the additional common shares that would have been outstanding related to dilutive share-based awards using the treasury stock method. Dilutive potential common shares include outstanding stock options and unvested restricted stock awards. There were no such outstanding stock options or unvested restricted stock awards as of December 31, 2016 and December 31, 2015.

Intangible Assets

The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Finite-lived intangible assets primarily consist of mobile application. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years.

Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The assessment of possible impairment is based upon the Company's ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows, using a discount rate commensurate with the risks involved and based on assumptions representative of market participants. As of December 31, 2016, there were no impairment losses of long-lived assets. There were no long-lived assets or intangible assets as of December 31, 2015.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2016 and December 31, 2015, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Recently Issued Accounting Pronouncements

The Company has considered recent accounting pronouncements and believes these recent pronouncements will not have a material effect on the Company's financial statements.

Note C – Intangible Assets

Intangible assets consist of the following as of December 31, 2016. There were no intangible assets as of December 31, 2015.

	12/31/16
Application development	$ 55,300
Website development	200
Total	$ 55,500

Note D – Loans From Stockholders

The Company acquired the loans payable from the LLC controlled by the owners of the Company. These funds were used for their mobile application development. The balance does not bear interest and has no set repayment terms.

The amounts outstanding were $105,974 and $3,758 as of December 31, 2016 and December 31, 2015, respectively.

Note E –Convertible Notes

As of December 31, 2016 and December 31, 2015, the Company had the following convertible notes payable:

Description	December 31, 2016		December 31, 2015	
Convertible note from shareholder, matures 36 months from November 1, 2015 with interest at 8.25 per annum.	$	18,500	$	1,000
Convertible note from shareholder, matures 36 months from December 1, 2015 with interest at 8.25 per annum.		100,000		100,000
Convertible note from shareholder, matures 36 months from November 1, 2016 with interest at 8.25 per annum.		25,000		-
Total	$	143,500	$	101,000
Total Current Portion	$	-	$	-
Total Non-Current Portion	$	143,500	$	101,000

Interest expense on the convertible notes payable was $11,071 and $0 for the year ended December 31, 2016 and the period from November 3, 2015 (inception) to December 31, 2015, respectively.

Note F –Common Stock

In November 2015, the Company issued 4.5 million of its common shares to three individuals for $450.

Note G –Commitments

In September 2016, the company lease its office space for $500 per month, the lease was a month to month. In December 2016, the company moved to a bigger office at which time the lease cost became $2,280 per month. As of December 31, 2016, total rent expense was $2,925.

Note H –Warrants

From December 1, 2015 to March 1, 2016, the Company issued 1,665,000 common stock warrants in exchange for services to be provided. The Warrants had vesting periods of up to 36 months. The fair market value of the warrants recorded was $685,000. As of December 31, 2016, $214,167 had been earned and expensed. Each warrant entitles the holder to purchase from the Company shares of the capital stock issued to investors in the Company's next equity financing ranging in proceeds from $100,000 to $1,000,000 or more, or shares of the Company's Class A Common Stock.

The Company accounts for common stock warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreement. Common stock warrants are accounted for as derivative liabilities if the stock warrants allow for cash settlement or provide for modification of the warrant exercise price in the event subsequent sales of common stock are at a lower price per share than the then-current warrant exercise price. The warrants issued were accounted as an equity instrument.

As of December 31, 2016, outstanding stock warrants consisted of the following:

	Number of Warrants	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term in Years
Balance outstanding, December 31, 2015	60,000	$	-	2.00
Granted	1,605,000		-	2.01
Exercised	-		-	-
Forfeited/expired	-		-	-
Balance outstanding, December 31, 2016	1,665,000	$	-	1.90
Exercisable, December 31, 2016	686,250	$	-	1.62

Note I – Subsequent Events

Management has evaluated events subsequent through April 26, 2017 for transactions and other events that may require adjustment of and/or disclosure in such financial statements.

On January 16, 2017, Management launched a Title III, Regulation CF equity crowdfunding campaign on the StartEngine crowdfunding platform. As of April 26, 2017 the company has raised $70,042. The campaign is scheduled to close on July 16, 2017.